REALIZING THE POTENTIAL OF PLASMA‐DERIVED THERAPIES 21st November 2019 Julie Kim President, Plasma‐Derived Therapies Business Unit

IMPORTANT NOTICE For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This  presentation (including any oral briefing and any question‐and‐answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or  otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to  registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. 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For more information on these  and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20‐F and Takeda’s other reports filed with the U.S. Securities and Exchange  Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec‐filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward‐ looking statements. Persons receiving this presentation should not rely unduly on any forward‐looking statements. Takeda undertakes no obligation to update any of the forward‐looking statements contained in this presentation or any other forward‐looking statements it  may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a  solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition  of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. This presentation includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S‐X. This pro forma information is presented for  illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma  information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire  acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included  herein. 1

PLASMA PRESENTS A UNIQUE OPPORTUNITY 1 2 3 4 5 Plasma is a durable  business with  Products have  Indication  Not subject to  Probability of  Market  lifecycle  expansion patent cliffs success for  demand  compelling growth  spanning  continues R&D is  continues to  opportunity… decades generally high grow steadily …AND HAS DISTINCT ASPECTS It can take more than       Plasma is collected from  7 months to produce  Capital‐intensive  human donations ‐ plasma‐derived  manufacturing process scarce supply therapies 2

DEMAND FOR KEY PLASMA‐DERIVED THERAPIES HAS  BEEN CONTINUOUSLY INCREASING AND EXPECTED TO GROW Worldwide demand for plasma‐derived therapies is  This trend is primarily driven by:  expected to increase each year 30 Greater awareness and increasing rates of  diagnosis 4 Other 25 +6% 2 Blood Factors 20 3 Albumin 6 Growing access in emerging markets 3 2 15 3 5 3 10 IG New indications in both immune deficiencies  17 and immune‐mediated diseases 11 5 9 0 Innovation in formulations and delivery  2015 2018 2023 systems Global plasma market ($B), 2015‐23 Source: Berman. Plasma Fractionation: The Challenge of Keeping Pace with Global IG Demand / MRB, Evaluate Pharma, PDT Analysis / Chapel H, et al. Front Immunol 2014 Dec 15;5:627. / News release: Shire Launches Paediatric Indication for Immunodeficiency Treatment HyQvia in  3 Europe. 21 July 2016. / News release. Shire Announces FDA Approval for Label Expansion of CINRYZE® for Prevention of Attacks in Pediatric HAE / Jones, et al. Frontiers in Immunology 2018;9:1308.

TAKEDA IS NOW ORGANIZED – AND UNIQUELY POSITIONED ‐ TO  REALIZE THE FULL POTENTIAL OF PLASMA‐DERIVED THERAPIES PLASMA‐DERIVED THERAPIES >20 DEDICATED BUSINESS UNIT PLASMA‐DERIVED THERAPIES Top 3 plasma company, investing to grow RARE DISEASE LEADER  PLASMA‐ 8  Deep understanding of  FOCUSED MANUFACTURING  patient’s needs R&D Team SITES GLOBAL PHARMA SCALE &  EXPERTISE 140+ PLASMA Capabilities in digital technology,  COLLECTION CENTERS  data analytics, patient insights 13,000 EMPLOYEES 75+ YEAR worldwide, focused on  pioneer legacy in plasma  plasma business 4 Source: Evaluate Pharma, PDT Analysis. / Takeda internal data

WE ARE BUILDING ON A LONG AND SUCCESSFUL HISTORY OF BRINGING  INNOVATIVE THERAPIES TO PATIENTS Hyland 1941 1952 1960 1968 1994 1996 2005 2006 2010 2013 2015 2016 2019 Albumin First commercial  Albumin Only FVIII facilitated  IG with up to 1/month  infusions PLASMA‐VAC First commercial FVIII  concentrate  First time Only plasma allowed SCIG with  to be separated First flexible 60ml/60min  from whole Albumin First  infusions blood for packaging ready‐to‐use  storage A1AT 5 Source: Baxter: https://www.baxter.com/our‐story/our‐history / https://www.genengnews.com/news/shire‐baxalta‐complete‐32b‐merger/

WE’VE ESTABLISHED A DEDICATED BUSINESS UNIT TO STEER OUR PATH,  BRING FOCUS AND HARNESS OUR END‐TO‐END PLASMA CAPABILITIES Donors Plasma Strategy & Operations Commercial Strategy Hospitals &  & Sales Patients Plasma Sourcing Manufacturing BioLife RESEARCH & DEVELOPMENT 6

OUR PDT BU LEADERSHIP TEAM DRAWS ON, AND BRINGS TOGETHER, TAKEDA'S EXTENSIVE PLASMA EXPERIENCE AND BROADER EXPERTISE


Julie Kim
Head of Plasma-Derived Therapies BU


Ingrid Hofström
Executive Assistant


Emi Psachoulia
Chief of Staff


Sue Brown
Plasma Sourcing (BioLife)


Christopher Morabito
R&D


Michael Shires
Strategy


Shady AbouZahra
Operations


Annick Deschoolmeester
HR


Ramy Riad
Finance


Luana Banu
Public Affairs


Deborah Hibbett
Communications


Adrian Murphy
Manufacturing


Barbara Glantschnig
Quality


Thomas Kreil
Pathogen Safety


Kasha Witkos
Commercial


Paula Leca
Legal


Gabriele Ricci
IT


Linda Peralta
Ethics & Compliance


Charlie Alexander
Business Development

140 +
combined years of plasma experience

19
team members

11
nationalities

60% Female
40% Male

7

Our Ambition Build a respected,  We have a singular, dedicated plasma focus and strategy sustainable plasma  Responsibility for end‐to‐end plasma business business that reimagines  the industry to best serve  Dedicated R&D organization and budget   patients worldwide We also benefit from the support of a global, values‐based  biopharmaceutical company Long‐term view with commitment to invest as plasma is a  key growth driver for Takeda Access to Takeda’s broader resources, capabilities and  expertise, particularly R&D and manufacturing 8 |  Title  |  DD/MM/YY  |  Confidential ‐ for internal use only 8

OUR STRATEGY AND TARGETED INVESTMENTS EXTEND ACROSS THE  ENTIRE VALUE CHAIN PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 9

VIDEO OF PLASMA CENTER AND MANUFACTURING FACILITY 10

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 11

WE ARE ACCELERATING THE RATE OF PLASMA COLLECTION AND  INCREMENTALLY INCREASING OVERALL VOLUME We are building momentum…. Increased plasma volumes by approximately 20% in 2018 Expanded European presence from 7 to 30 collection centers within past 12 months Completed 5 acquisitions in the past 12 months in US, Austria, Hungary and Czechia We are accelerating  Plan on opening  a total of 19 additional new collection centers in fiscal year 2019 growth with the goal of  increasing plasma supply by Leveraging third party supply through long‐term contracts Participating in contract agreements with governments >65%  We will continue to focus on operational excellence over the next 5 years  Open collection sites faster Increase speed to peak collection volumes Create efficiency via new models and approaches 12 Source: Takeda internal data.

WE ARE FURTHER ENHANCING AND DIGITALIZING FACILITIES AND SERVICES  TO MEET GROWING NEEDS FOR THE FUTURE Improving the donor experience and  Attracting new donors in the community improving cost‐per‐liter through  omnichannel engagement Reaching new donors Increasing community engagement Mobile  Website App Donor Scheduling Information Payment 13 FOR INTERNAL USE ONLY13

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 14

WE HAVE A WORLD‐LEADING PLASMA DERIVED THERAPIES MANUFACTURING  NETWORK IN WHICH WE CONTINUE TO SIGNIFICANTLY INVEST Covington, GA 8 STRATEGIC LOCATIONS Sanquin, NL Vienna, Austria plus four strategic partners, allowing  Round Lake, IL Narita, Japan independent yet inter‐related  Lessines, Belgium manufacturing operations Pisa, Italy Halozyme, CA INNOVATION MINDSET Rieti, Italy Los Angeles, CA digitalization and constant drive for  Baxter BioPharma, IN excellence to accelerate supply to patients Kamada, Israel CONTINUED CAPACITY EXPANSION to increase production of our portfolio to  meet market growth while driving  efficiencies CONTINUALLY INVESTING in state‐of‐the‐art facilities that meet  the highest quality standards Takeda Mfg. 15 External Mfg.

WE'RE INCREASING PRODUCTION CAPACITY BY ACCELERATING INVESTMENT,  WHILE FURTHER ENHANCING OUR QUALITY STANDARDS Investing in manufacturing capacity Continually investing in technologies and processes to maximize yield Higher yield, lower cost fractionation techniques We plan to increase our  Analytics, automation and digitization to optimize network  manufacturing capacity within  Optimizing plasma efficiency through the value chain  our existing network by Downstream optimization within broader Takeda manufacturing  network  >65%  Capacity Expansion: 2018 – 2023 (projected) over the next 5 years  >65% 2018 2023 16

IN JAPAN TAKEDA HAS DOMESTIC MANUFACTURING CAPABILITIES  THROUGH OUR SUBSIDIARY NIHON PHARMA  Over 60‐year legacy in plasma‐derived  therapies in Japan  Fractionation capacity 400 KL Strong plasma‐derived therapies  portfolio incl. Human IG, Hyper IG,  Research Laboratory, Chiba Albumin, and Antithrombin III Narita Plant, Chiba  17

TAKEDA HAS WORLD-CLASS SAFETY CAPABILITIES AND AN UNSURPASSED REPUTATION IN BOTH PLASMA DONATION AND PATHOGEN SAFETY

Donation safety standards

Strict donation criteria and screening at each visit	Donation frequency management system	Strong inspection record	Plasma screening, inventory hold and look back procedure

Every plasma donation screened for HIV, hepatitis A, B & C, parvo B19

Pathogen safety standards

BioSafety Level 3+ Lab	Process sciences	Virology	Publication / presentation
Purpose-built, state-of-the-art biocontainment laboratory	Qualified models of all bioprocessing steps	Classical & molecular virology expertise and capability	Strong track record

Dedicated virology expertise and capabilities

- **40+** highly trained staff
- **>50%** with specialized education
- **>200** years post-graduate experience



18

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 19

OUR BROAD AND DIFFERENTIATED PORTFOLIO OF PLASMA‐DERIVED  THERAPIES TREATS RARE AND COMPLEX DISEASES WORLDWIDE ATIII 20 For illustrative purposes only, geographies and products do not correspond

IN JAPAN, IG GROWTH REMAINS STRONG AND THERE IS OPPORTUNITY TO ENHANCE STANDARD OF CARE   Japan Plasma Market ($M), 2015‐18  Japan PDT Revenue Market Share  ‐2% 928 872 Company C 5% 259 21% 217 Other Nihon Pharma 23% 114 106 Coagulation Factors 130 106 Albumin 13% 443 IG Company A 425 Company B 38% 2015 2018 Pd: plasma derived, IG: Immunoglobulin  NOTE: The category of product type is based on Takeda internal standards. Converted at April 2018‐March 2019 average exchange rate of 111 JPY/USD 21 Copyright © 2019 IQVIA. (Calculated based on JPM Jan ‐ Dec 2013 and Jan – Dec 2018) Reprinted with permission.   Copyright © 2019 IQVIA. Calculated based on JPM Jan ‐ Dec 2013 and Jan – Dec 2018. Reprinted with permission.

OUR GOAL IS TO CONTINUE TO BRING PERSONALIZED, INNOVATIVE,  LIFELONG CARE THROUGHOUT THE PATIENT JOURNEY Diagnosis Access Partnership with large hospital  Sustainable pricing systems in the US to leverage  Dedicated access support electronic medical records Patient assistance programs Co‐chairing the Global Commission  to End the Diagnostic Odyssey for  Broad portfolio of products Children with Rare Disease Awareness campaigns Diagnostic test kits Personalized Care & Support Enhanced patient services  Nurse training to support new patients Devices and delivery systems 22

WE ANTICIPATE SIGNIFICANT GROWTH OPPORTUNITIES ACROSS OUR PORTFOLIO

Takeda

		Example Global Takeda products	Japan Takeda products	Global Takeda revenue (OY, 2018)	Global plasma market size (OY, 2018)
Last Liter	Immunoglobulin	GAMMAGARD LIQUID / Kiovig, GAMMAGARD S/D, HyQvia, Cuvitru	kenketu glovenin-I, GAMMAGARD S/D	~2,870	~12,500
	Albumin	Flexbumin, HUMAN ALBUMIN	KENKETU ALBUMIN, KENKETU ALBUMINATE	~580	~5,000
First Liter	Hemophilia products	HEMOFIL M, FEIBA, IMMUNINE, IMMUNATE	FEIBA	~890	~2,800
	Other products	Aralast NP, Ceprotin, Glassia [Alpha1-Proteinase Inhibitor (Human)], Prothromplex NF 600, CINRYZE, Antithrombin III	KENKETU NONTHRON, Antithrombin III	~660	~3,700
			Total	~5,000*	~24,000

*2018 revenue is a pro-forma which adds Legacy Shire's 9 month (April – December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences and converted to JPY using FY2018 actual rate for the period. 2018 revenue also includes product sales of Nihon Pharmaceutical products, Takeda's consolidated subsidiary.

Source: MRB; EvaluatePharma; Takeda internal data

23

AND WE ARE EMBARKING ON A TRAJECTORY TO IMPROVE OVERALL  PLASMA‐DERIVED THERAPIES BUSINESS PERFORMANCE Key Growth & Margin Drivers for PDT Key Financial Aspiration for PDT* • Focused sustainable, value‐based commercial  Annual revenues strategies, including tenders (CAGR) Mid to high  single digit • Process efficiencies across the network • Capacity increase across collections and  manufacturing CAPEX (% of Revenue) • R&D investments across portfolio  Mid single digit * The “Key Financial Aspirations” listed above represent Takeda’s goals in the long‐term for the PDT business as of the date hereof and are based on certain assumptions. Actual Amounts/results may differ materially and are subject to a number of risks and 24 uncertainties. See “Note Regarding Forward Looking Statements” on Page 1 of this presentation.

KEY TAKEAWAYS 132 At Takeda, plasma is a  Our goal is to  Our broad and  long‐term strategic  accelerate growth in  differentiated portfolio  focus, led by a  capacity by >65% over  brings personalized,  dedicated business  the next 5 years to  innovative, lifelong  unit investing to grow  bring additional and  care and underlines our  across the value chain  improved therapies to  credentials for  and leveraging Takeda  more people around  reimagining the  capabilities the world  industry  25

A NEW DEDICATED FOCUS ON INNOVATIVE, SUSTAINABLE  SOLUTIONS FOR PLASMA‐DERIVED THERAPIES Christopher Morabito, M.D. Head of R&D, Plasma‐Derived Therapies

PDT R&D’S CREDENTIALS AND INFRASTRUCTURE ARE WELL‐ESTABLISHED  Partobulin Albumin (Austria, Health  Ministry Approval)  1941 1952 1968 1968 1986 1994 1998 1999 2001 2002 2005 2006 2008 2010 2013 2016 Tetabulin Antithrombin III (Canada, Health  Ministry  Endobulin S/D Approval) Partobulin S/D Pathogen  Pharmaceutical Pilot Labs  Safety Science Global Center of  Strong team  Within Vienna, Los  Excellence for  connected across  Angeles, Georgia and  Pathogen Safety the value chain Lessines sites 27

OUR INDEPENDENCE BRINGS FOCUS ON PLASMA AND IS BOLSTERED  BY ACCESS TO BROADER R&D CAPABILITIES AND RESOURCES  Focused entirely on plasma‐derived therapies  Lean and agile team PDT Based in Cambridge, MA and Vienna, Austria R&D Separate R&D prioritization Dedicated budget Global R&D Common Takeda values, patient‐focused vision Common governance Shared resources (e.g. Medical Affairs, Safety, Quality) These links strengthen Takeda R&D’s modality mix, now the broadest among the Top 10 global biopharmaceutical companies 28

THE PDT R&D LEADERSHIP TEAM IS WELL-INTEGRATED AND BRINGS DEEP AND DIVERSE FUNCTIONAL EXPERTISE



Christopher Morabito MD
R&D Head
Boston, MA



Catherine Parham MD
Program Leadership
Boston, MA



Rory Bukofzer
Program Leadership
Boston, MA



Leman Yel MD
Clinical Medicine
Boston, MA



Chris Tremblay
R&D Operations
Boston, MA



Bagirath Gangadharan PhD
Translational Research
Vienna, Austria



Andreas Liebminger PhD
Pharmaceutical Sciences & Devices
Vienna, Austria/Boston, MA



Sascha Haverfield DPhil
Regulatory Affairs & Development Operations
Boston, MA



Geoffrey Pot PhD
Global Manufacturing External Supply & Plasma Innovation
Lessines, Belgium



Gabriele Ricci
Digital Technologies
Boston, MA



William Standaert
Legal
Zurich, Switzerland



Cara Laurello
Ethics and Compliance
Boston, MA



Ambreen Landa
Human Resources
Boston, MA



Pritesh Patel
Finance
Boston, MA



Julia Ellwanger
Communications
Bannockburn, IL

29 Flag = country of origin

WE ARE DRIVING A CULTURE OF INNOVATION THROUGH TWO R&D  ENGINES   Research/Early Development                          Late Development Translational  Integrated Pharmaceutical  Care Solutions  Sciences Translational Research Pharm Sci and Devices Early Development Innovation Engine Late Development Innovation Engine Generate new and improved therapeutics by: Improve health outcomes by: Investigational new drug candidates Diagnostic efficiencies Mechanisms of action Expanded data and devices to support effectiveness Responder populations Point of Care services and drug delivery services New process development Data‐driven guidelines for acute and chronic management 30

PDT R&D Strategy Maximize the therapeutic  Realize full potential of in‐line First and Last Liter products value of plasma‐derived  Expanded indications and benefit‐risk datasets therapies for patients with  Device‐driven solutions for diagnosis, management,  rare and complex diseases  and long‐term follow‐up through innovation across  Global expansion the product life cycle New formulations Optimize efficiencies of plasma‐derived therapy production Pharmaceutical science support for manufacturing Identify and develop new plasma‐derived therapies New targeted therapies for diverse therapeutic areas 31

WE ARE PRIORITIZING NEAR‐TERM LATE DEVELOPMENT… RESEARCH / NON‐CLINICAL DEVELOPMENT LATE DEVELOPMENT CUVITRU  HYQVIA  HYQVIA Halozyme Halozyme Wearable Device US ‐ Pediatric PID  EU ‐ Pediatric PID HYQVIA  HYQVIA ‐ HyHub  Halozyme Flextronics Chronic inflammatory demyelinating  Delivery Device polyneuropathy (CIDP) HYQVIA CINRYZE Geographic expansion Geographic expansion IMMUNOLOGY CUVITRU GLASSIA  Kamada Immunogenicity/ bronchioalveolar  Geographic expansion lavage FEIBA Volume reduction HEMATOLOGY 32

… WHILE ENABLING DISCOVERY OF NEXT GENERATION THERAPEUTICS

Takeda

	RESEARCH / NON-CLINICAL DEVELOPMENT		LATE DEVELOPMENT	
IMMUNOLOGY	**CUVITRU** Wearable Device	**TAK 881** **Facilitated 20% SC IgG** ***Halozyme*** Primary Immunodeficiency (PID)	**HYQVIA** ***Halozyme*** US - Pediatric PID	**HYQVIA** ***Halozyme*** EU - Pediatric PID
IMMUNOLOGY	**TAK 880** **Low IgA-IgG (IV)** Primary Immunodeficiency	**Alpha-1 Antitrypsin (A1AT)** Next generation formulations	**HYQVIA** ***Halozyme*** Chronic inflammatory demyelinating polyneuropathy (CIDP)	**HYQVIA - HyHub** ***Flextronics*** Delivery Device
IMMUNOLOGY	**Hyper-Immune IG** Infectious disease		**HYQVIA** Geographic expansion	**CINRYZE** Geographic expansion
IMMUNOLOGY	**CINRYZE** Ex-HAE indications TBD		**CUVITRU** Geographic expansion	**GLASSIA** ***Kamada*** Immunogenicity/ bronchioalveolar lavage
IMMUNOLOGY			**GLASSIA** ***Kamada*** A1ATD-emphysema*	**CUVITRU** Japan - PID (FPI Q4 2019)
HEMATOLOGY	**PROTHROMPLEX TOTAL** Device and formulation	**Butyryl Cholinesterase** Organophosphate poisoning	**PROTHROMPLEX TOTAL** US - Drug-induced bleeding**	**FEIBA** Volume reduction
HEMATOLOGY			**CEPROTIN** Geographic expansion	

*Subject to regulatory approval
**Pending FDA Pre-IND consultation and future acceptance of an IND

[Red box] Programs and projects added since Day 1

33

OVER THE NEXT 3 YEARS, WE PLAN TO ALLOCATE RESOURCES TO  RESEARCH AND EARLY DEVELOPMENT Estimated % of  PDT R&D spend for  FY2023 Distribution of PDT  R&D spend for FY2019 60% ~70% of resources will  be allocated to improving  in‐line products and  production efficiencies 95% 10% Optimizing value of in‐line products 30% Plasma production efficiencies 5% 0% New plasma‐derived therapies  34

OUR GOAL IS TO REALIZE THE FULL POTENTIAL OF IN‐LINE FIRST  AND LAST LITER PRODUCTS Estimated % of  PDT R&D spend for  FY2023 Expanded indications and  benefit‐risk datasets 60% Device‐driven solutions for  diagnosis, management,  and long‐term follow‐up Global expansion New formulations 10% Optimizing value of in‐line products 30% Plasma production efficiencies New plasma‐derived therapies  35

IMMUNOGLOBULINS PROVIDE THE SCAFFOLD FOR PDT INNOVATION

Current State
- Exploring efficacy and safety of HYQVIA in patients with neuro-immune diseases (e.g. CIDP)
- Ongoing delivery device development

Opportunities
- Indications: New neuro-immunology and secondary immunodeficiencies (SID) programs**
- Geographic expansion: CUVITRU-Japan first patient to be enrolled in Q4 FY 2019
- Integrated care solutions:
  - Advance point of care diagnosis of primary immunodeficiency (PID)
  - New delivery and eHealth devices
- Develop f-20% SCIG

US & EU IgG use by indication*


SID
PID and other immunology
SID 15%
Other 4%
PID 26%
ITP 9%
Other Immuno 8%
Other Neuro 13%
CIDP 19%
GBS 2%
MMN 4%
Autoimmune Diseases

Source: Bain Study (US&EU), Volumes, Estimates based on internal calculations on EU Country Data
*Not all indications are approved for a Takeda product
**Subject to regulatory approval

36

FACILITATED 20% SCIG HAS THE POTENTIAL TO PROVIDE FURTHER  VALUE TO PATIENTS WHO REQUIRE HIGHER VOLUME ADMINISTRATIONS Pig model, sequentially administered recombinant human hyaluronidase (rHuPH20) and 20% IgG (CUVITRU)* Pre Injection Post Injection Next Day 400 Control + Ig rHuPH20 + Ig 300 Control + Ig ****p = <0.0001 200 (mmHg ± SEM)  100 Mean In‐Line Pressure rHuPH20 + Ig 0 0 500 1000 1500 2000 Time (Sec) Significantly decreased induration and infusion pressure,  with improved cutaneous blood flow * In collaboration with Halozyme 37 Sequentially administered rHuPH20 and CUVITRU is for investigational use only

PROTHROMPLEX TOTAL CAN BE DEVELOPED TO TREAT A  VARIETY OF BLEEDING DISORDERS Changing Treatment Paradigm (EU Total Prescriptions) 37% 31% 53% 45% Current State 70% 62% Many different mechanisms used for prophylactic and surgical anti‐ coagulant therapy 63% 69% 47% 55% PROTHROMPLEX TOTAL use is limited to Vitamin K antagonists  30% 38% associated bleeding ex‐US 2014 2015 2016 2017 2018 2019 Vitamin K Antagonists Source: IMS/IQVIA (Q12019) Opportunities Direct Inhibitors (FX & FII) Geographic expansion into the US* Broaden indication to include treatment of multiple types of drug‐ induced bleeding  Improved use via new formulations and device 38 *Pending FDA Pre‐IND consultation and future acceptance of an IND; Investigational use, subject to regulatory approval

ARALAST & GLASSIA PROVIDE OPPORTUNITIES TO IMPROVE OUTCOMES IN PATIENTS WITH ALPHA-1 ANTITRYPSIN DEFICIENCY (A1ATD)

Current State

- Current standard of care does not adequately treat A1ATD

Opportunities

- New clinical study to assess the efficacy of a higher dose of GLASSIA in patient with emphysema related to A1ATD
- Next generation A1AT*: formulation, delivery and management devices
- Explore A1AT as acute phase reactant

Healthcare Resource Utilization in A1ATD-Emphysema



Mean Number Of Events Per Year
15
10
5
0
2.0
1.24
3.93
2.19
8.48
4.56
0.70
0.37
10.12
5.57
Emphysema
Chronic Bronchitis
COPD
Bronchiectasis
Exacerbations
Severe A1ATD
Non-severe A1ATD

Source: Herrera et al (2019) Chest annual meeting

*Investigational use, subject to regulatory approval

39

INVESTIGATIONAL A1AT‐REPLACEMENT FORMULATIONS  MAY OFFER ADDITIONAL VALUE TO PATIENTS Short term Mid term In Vivo Model Highly purified post‐ Protein Modification PK parameters for a modified A1AT  fractionations site‐specific modification leading to  have been assessed in vivo Statistically significant improvement of  pdA1AT‐precursor an extended t1/2 PK parameters for modified A1AT  compared to Aralast Concentration Purification of A1AT by ultra filtration potentially  by ion‐exchange chromatography leading to an extended t1/2 Formulation Development Evaluate SC administration Device Development Potential to add incremental value for patients 40 Subject to regulatory approval

WE ARE OPTIMIZING EFFICIENCIES OF PLASMA‐DERIVED THERAPY  PRODUCTION Estimated % of  PDT R&D spend for  FY2023 Optimizing value of in‐line products Plasma production efficiencies 60% New plasma‐derived therapies  10% Pharmaceutical science  support for manufacturing 30% 41

WE ARE FURTHER IMPROVING MANUFACTURING  EFFICIENCIES TO INCREASE YIELD High yield high throughput initiatives will improve  delivery of last liter products to patients globally A new high yield & high throughput process: Process development to shorten IgG  upstream and total albumin cycle times Capture of purification waste to isolate  proteins for possible new development Potential  Significantly  benefit of  reduced  higher yield  COGS with  and increased positive ROI capacity 42

WE ARE IDENTIFYING AND DEVELOPING NEW PLASMA‐DERIVED  THERAPIES Estimated % of  PDT R&D spend for  FY2023 Optimizing value of in‐line products Plasma production efficiencies 60% New plasma‐derived therapies  10% 30% New targeted therapies for  diverse therapeutic areas 43

WE BELIEVE THERE IS A TREMENDOUS AMOUNT OF UNTAPPED  POTENTIAL IN PLASMA PROTEINS Homeostasis >3000 plasma proteins control balance,  some with health promoting  effects and other with disease associated  effects Disease Generally, PDTs have been developed  to replace functional deficiencies in health  promoting proteins Treatment strategies Biopharmaceuticals We believe PDTs, alone or  Plasma  Combination derived therapies in combination, can be developed to  therapies Recombinant (PDTs) proteins, gene mAB, siRNA PDTs mAB, siRNA address acute and chronic diseases therapy 44

We are well-positioned to create near-term and sustainable growth

TARGET APPROVAL FY →

	NEAR TERM CATALYSTS: FY19 – FY22	NEAR TERM CATALYSTS: FY23 – FY24	SUSTAINED GROWTH: FY25 AND BEYOND	SUSTAINED GROWTH: FY25 AND BEYOND (Platforms)
IMMUNOLOGY	**HYQVIA** ***Halozyme*** Chronic inflammatory demyelinating polyneuropahty (CIDP)	**CUVITRU** Japan PID (FPI Q4 2019)	**GLASSIA** ***Kamada*** A1ATD-emphysema*	HYPERIMMUNE IGx GENERATION
	GLASSIA ***Kamada*** Immunogenicity/bronchioalveolar lavage	**HYQVIA** ***Halozyme*** EU Pediatric PID	**CINRYZE** Ex-HAE indications TBD	ACUTE PHASE REACTANTS
	HYQVIA - HyHub ***Flextronics*** Delivery Device	**TAK 880** **Low IgA-IgG (IV)** Primary Immunodeficiency	**CINRYZE** Geographic expansion	NEUROIMMUNOLOGY/OTHER AUTOIMMUNE
	HYQVIA Geographic expansion	**HYQVIA** ***Halozyme*** US Pediatric PID	**Hyper-Immune IG** Infectious disease	PLASMA-DRUG COMBINATIONS
	CUVITRU Geographic expansion	**CUVITRU** Wearable Device	**Alpha-1 Antitrypsin (A1AT)** Next generation formulations	INTEGRATED CARE: DEVICES AND DIAGNOSTICS
		TAK 881 Facilitated 20% SC IgG ***Halozyme*** Primary Immunodeficiency (PID)		PLASMA PROTEOMICS for BIOMARKERS and NEW DRUG DISCOVERY
HEMATOLOGY	**CEPROTIN** Geographic expansion	**PROTHROMPLEX TOTAL** Device and formulation	**PROTHROMPLEX TOTAL** US - Drug-induced bleeding **	
	FEIBA Volume reduction	**Butyryl Cholinesterase** Organophosphate poisoning		

Clinical-stage assets | Platforms

*Subject to regulatory approval
**Pending FDA Pre-IND consultation and future acceptance of an IND

45

TREATMENT PARADIGMS OF RARE AND COMPLEX DISEASES ARE  DYNAMIC AND WE ARE INNOVATING CONTINUOUSLY Uncertainties  PDT Innovation Deepening understanding of underlying  Directed most appropriate uses of PDTs mechanisms of diseases and co‐morbidities With Takeda Global R&D, investigate plasma‐drug  combinations Evolution of Fc‐ and Fc‐Receptor approaches  Focus on primary and secondary immunodeficiencies (including anti‐FcRn) Identify IG responders in specific auto‐immune  Gene therapies and RNAi for specific diseases diseases Develop PDTs in conjunction with gene therapies  and RNAi (e.g. A1ATD‐liver disease) Perception of lack of plasma product  Integrated care solutions will help to expand  differentiation therapeutic values and differentiate Takeda products New formulations may offer new approaches for  patients 46

KEY TAKEAWAYS FOR PLASMA‐DERIVED THERAPIES R&D 132 Dedicated PDT R&D  Poised to deliver near‐ Committed to creating  organization focused on  term value by  long‐term value by  – and investing in – optimizing our in‐line  unlocking the full  reimagining plasma,  portfolio and  potential of plasma to  while leveraging  improving efficiencies  develop innovative,  Takeda’s broader R&D  throughout the value  integrated solutions  resources and  chain that meaningfully  capabilities benefit patients globally 47

REALIZING THE POTENTIAL OF PLASMA‐DERIVED THERAPIES 21st November 2019 Julie Kim President, Plasma‐Derived Therapies Business Unit